Exhibit 99.1

NEWS RELEASE

Toronto, November 3, 2021

(in U.S. dollars unless otherwise noted)

Franco-Nevada Reports Strong Q3 Results

2021 Energy Guidance Increased

“Franco-Nevada delivered a strong third quarter, setting the stage for a record year in 2021. Our diversified portfolio continues to serve us well with strong contributions during the quarter from precious metals, energy and iron ore,” stated Paul Brink, President & CEO. “Higher energy prices have led us to increase our 2021 Energy guidance for the second time this year. Margins have moved higher this year due to the inflation-protected nature of our business model. Franco-Nevada is debt-free and is growing its cash balances.”

		YTD/2021		Q3/2021
	Record YTD results	vs	Strong Q3 results	vs
		YTD/2020		Q3/2020
GEOs[1] sold	462,926	+24%	146,495	+9%
Revenue	$972.3 million	+36%	$316.3 million	+13%
Net income	$512.8 million ($2.68/share)	+243%	$166 million ($0.87/share)	+8%
Adjusted Net Income[2]	$509.1 million ($2.67/share)	+44%	$165.6 million ($0.87/share)	+9%
Adjusted EBITDA[3]	$822.5 million	+40%	$269.8 million	+15%
Margin[4]	84.6%	+3%	85.3%	+2%

Strong Financial Position

●	No debt and $1.6 billion in available capital as at September 30, 2021
●	Generated $206.9 million in operating cash flow for the quarter
●	Quarterly dividend of $0.30/share

Sector-Leading ESG

●	Ranked #1 gold company by Sustainalytics, AA by MSCI and Prime by ISS ESG
●	Committed to the World Gold Council’s “Responsible Gold Mining Principles”
●	Partnering with our operators on community and ESG initiatives
●	Goal of 40% diverse representation at the Board and top leadership levels

Diverse, Long-Life Portfolio

●	Most diverse royalty and streaming portfolio by asset, operator and country
●	Core assets outperforming since time of acquisition
●	Growth in long-life reserves

Growth and Optionality

●	Acquisitions, mine expansions and new mines driving growth
●	10.1 million ounce increase in Measured and Indicated Mineral Resources at Detour Lake
●	Long-term options in gold, copper and nickel
●	Noront consolidation likely to accelerate development of Ring of Fire properties

Quarterly revenue and GEOs sold by commodity
	Q3/2021		Q3/2020
	GEOs Sold	Revenue	GEOs Sold	Revenue
	#	(in millions)	#	(in millions)
Gold	94,829	$169.2	108,709	$206.1
Silver	23,405	41.4	13,691	26.1
PGMs	9,458	16.9	10,630	21.3
Other Mining Assets	18,803	33.7	1,787	3.5
Mining	146,495	$261.2	134,817	$257.0
Oil	—	27.9	—	16.1
Gas	—	21.3	—	3.9
NGL	—	5.9	—	2.8
	146,495	$316.3	134,817	$279.8

Year-to-date revenue and GEOs sold by commodity
	YTD/2021		YTD/2020
	GEOs Sold	Revenue	GEOs Sold	Revenue
	#	(in millions)	#	(in millions)
Gold	310,898	$554.1	294,218	$509.7
Silver	75,755	134.1	39,203	68.4
PGMs	32,945	58.4	35,876	65.3
Other Mining Assets	43,328	78.2	4,791	8.4
Mining	462,926	$824.8	374,088	$651.8
Oil	—	78.9	—	40.0
Gas	—	53.8	—	15.1
NGL	—	14.8	—	8.8
	462,926	$972.3	374,088	$715.7

For Q3/2021, revenue was sourced 82.6% from Mining assets (53.5% gold, 13.1% silver, 5.3% PGM and 10.7% other Mining assets). Energy assets contributed 17.4% (8.8% oil, 6.7% gas and 1.9% NGL). Our current acquisition focus is to grow the precious metal side of our business, but we will also add opportunistically in other mining commodities if good assets are available. A strength of our diversified portfolio is that we benefit from the relative outperformance of different commodities over time. Geographically, revenue was sourced 91.2% from the Americas (33.1% South America, 23.6% Central America & Mexico, 19.8% U.S. and 14.7% Canada).

Increased 2021 Energy Guidance

Based on the increase in oil and gas prices and the performance of its Energy portfolio, Franco-Nevada is pleased to raise its Energy revenue guidance. Energy revenue is now expected to range from $195 to $205 million, an increase from the prior range of $155 to $170 million. Franco-Nevada is on track to meet the previously announced GEO guidance of 590,000 to 615,000 GEOs for 2021. Commodity prices used for the remainder of 2021 in our revised guidance are the following: $1,750/oz Au, $22.00/oz Ag, $950/oz Pt, $2,000/oz Pd, $110/t Fe 65% CFR China, $70/bbl WTI and $4.00/mcf Henry Hub.

Please see our annual MD&A and Q3/2021 MD&A for more details on our guidance and see “Forward-Looking Statements” below.

Environmental, Social and Governance (ESG) Updates

Franco-Nevada continues to receive top rankings from ESG agencies and during the quarter had its Prime rating reaffirmed by ISS ESG. The Company recently added to its community programs, committing to fund water supply infrastructure to communities around Antapaccay. The Company is also partnering with Continental Resources to fund a pilot project for solar-powered water recycling. An added diversity initiative was the award of the first Franco-Nevada diversity scholarship to a student entering mining engineering at the University of Toronto.

Q3/2021 Portfolio Updates

Gold Equivalent Ounces Sold: GEOs sold for the quarter were 146,495, an increase of 8.7% from the 134,817 sold in Q3/2020. Higher contributions from Cobre Panama and Antamina, as well as the additions of the Vale Royalty Debentures and Condestable stream, were partly offset by lower deliveries from Hemlo. There was limited impact from COVID-19 on our assets this quarter, in comparison to Q3/2020, where a number of our assets were impacted by suspensions of production.

South America:

●	Antamina (22.5% silver stream) – GEOs delivered and sold were significantly higher in Q3/2021 than in Q3/2020, which was impacted by a temporary suspension of production. In addition, changes in gold and silver prices in the current period have resulted in a more favourable GEO conversion ratio than in the prior period.
●	Antapaccay (gold and silver stream) – GEOs delivered and sold were lower in Q3/2021 than in Q3/2020 due to lower grades as anticipated in the life of mine plan.
●	Candelaria (gold and silver stream) – GEOs delivered and sold decreased in Q3/2021 relative to Q3/2020. Production at Candeleria was lower this quarter than in the prior year quarter due to changes in mine sequencing which have reduced 2021 copper and gold production guidance and are also expected to impact the operation’s life of mine plan. Lundin is also aiming to improve mill throughput and address grade reconciliation.
●	Condestable (gold and silver stream) – Franco-Nevada received its second quarter of deliveries from the recently acquired stream, with the asset contributing 3,127 GEOs in Q3/2021. Deliveries from Condestable are a fixed amount of ounces through the end of 2025.
●	Vale Royalty Debentures (iron ore royalty) – Franco-Nevada accrued an estimated $21.7 million, or 12,101 GEOs, in Q3/2021, of which $5.6 million, or 3,109, GEOs, relates to H1/2021. The royalty payment received for H1/2021 exceeded our accrual due to higher average realized iron ore prices. In Q3/2021, iron ore prices decreased after achieving record highs in mid-2021 while deductible transportation costs increased. Year-to-date, we have recorded 27,594 GEOs.

Central America & Mexico:

●	Cobre Panama (gold and silver stream) – GEOs increased in Q3/2021 relative to one year earlier, which was impacted by a suspension of operations due to COVID-19. Cobre Panama’s production in Q3/2021 was a record of 87.2 kt of copper, and achieved further quarterly milestones, including records in tonnes milled. Along with its Q3/2021 results, First Quantum provided additional details on its construction and commissioning plans to expand Cobre Panama to achieve a throughput rate of 100 million tonnes per annum by the end of 2023. First Quantum reported that Law 9 discussions with the Government of Panama continue to be transparent and constructive towards a mutually beneficial agreement and that the environmental and labour aspects of the discussions have been concluded.
●	Guadalupe-Palmarejo (50% gold stream) – GEOs sold from Guadalupe-Palmarejo were higher than in the same quarter in 2020 due to higher mill throughput and recoveries, reflecting ongoing blending optimization and business improvement initiatives. In September 2021, Coeur reported positive results from its infill and expansion drilling campaign at the Independencia and Guadalupe deposits that demonstrated near-mine growth potential.
●	Cascabel (1% royalty) – SolGold announced a maiden mineral resource at its Tandayama-America deposit, part of the Cascabel project, approximately 3 km north of the Alpala deposit, and covered by the Franco-Nevada royalty. The maiden resource comprises 233.0 million tonnes at 0.33% copper equivalent containing 0.53 million tonnes of copper and 1.20 million ounces of gold in the Indicated category, plus 197.0 million tonnes at 0.39% copper equivalent containing 0.52 million tonnes of copper and 1.24 million ounces of gold in the Inferred category.

U.S.:

●	Stillwater (5% royalty) – GEOs from Stillwater increased from prior year, reflecting higher platinum and palladium prices.
●	Goldstrike (2-6% royalties) – Production was impacted by planned maintenance shutdowns as well as a mechanical failure at the Goldstrike roaster. Repairs have been completed in Q3/2021 and production is anticipated to normalize in Q4/2021.
●	South Arturo (4-9% royalty) – In October 2021, Nevada Gold Mines acquired from i-80 Gold the 40% interest in the South Arturo JV that it did not already own. The transaction provides Nevada Gold Mines 100% of the longer term upside at the South Arturo pit and the El Nino underground, as well as flexibility to pursue other potential operational synergies at Goldstrike.
●	Mesquite (0.5-2% royalty) – In September 2021, Equinox Gold announced an updated mineral reserve and resource estimate for Mesquite. Measured and Indicated Mineral Resources, exclusive of Mineral Reserves, increased by 65% to 1,384,000 ounces of contained gold.
●	Rosemont (1.5% royalty) – Hudbay Minerals has had continued success at its Copper World Project, expects an initial resource estimate before the end of the year, and is planning a preliminary economic assessment in the first half of 2022.

Canada:

●	Sudbury (50% gold and PGM stream) – Production at McCreedy West was lower than in Q3/2020, as expected in the updated life of mine plan. In February 2021, KGHM approved an updated life of mine plan which extends mining operations at the McCreedy West mine for another 5 years but at a lower production rate than in 2020.
●	Detour Lake (2% royalty) – Kirkland Lake Gold announced a new mineral resource estimate, reporting an increase of 216% in Measured and Indicated Mineral Resources to 14.7 million ounces of gold, exclusive of Mineral Reserves. Mineral Reserves were 15.8 million ounces of gold as at December 31, 2020. Kirkland Lake Gold and Agnico Eagle have entered into an agreement to combine in a merger of equals.
●	Hemlo (3% royalty & 50% NPI) – Revenue from Hemlo was significantly lower than in Q3/2020 reflecting a decrease in production from grounds where Franco-Nevada has royalty interests and higher operating costs which affected royalties under the NPI.
●	Kirkland Lake (1.5-5.5% royalty & 20% NPI) – Kirkland Lake Gold reported that the Macassa #4 Shaft is on track for completion in late 2022. Once completed, production at Macassa is targeted to grow to over 400,000 ounces of gold per year, compared to targeted production of 220,000-255,000 ounces of gold for 2021.
●	LIORC – LIORC declared a cash dividend of C$2.10 per common share, compared to C$0.45 per common share in Q3/2020, as higher iron ore prices have offset lower production at the Carol Lake mine.
●	Canadian Malartic (1.5% royalty) – Agnico Eagle and Yamana reported record quarterly production due to higher grade and recoveries from the ore found deeper in the Malartic pit. The mine will continue its transition from the Malartic pit to the Barnat pit through 2021. The Odyssey underground project, which is expected to extend the life of the complex to at least 2039, is progressing as planned. Infill and step-out drilling at the East Gouldie zone, where Franco-Nevada’s royalty claims cover a portion of the deposit, support continuity and scale.
●	Greenstone (Hardrock) (3% royalty) – On October 27, 2021, 60/40 joint venture partners Equinox Gold and Orion Mine Finance held a ground-breaking ceremony to start construction of the Greenstone mine in Ontario, formerly known as the Hardrock project.
●	Eskay Creek (1% royalty) – In July 2021, Skeena Resources announced a positive pre-feasibility study, outlining average annual production of 249,000 ounces of gold and 7.2 million ounces of silver over a 10-year mine life, and anticipates further increases to the annual production profile as part of a feasibility study expected in Q1/2022.
●	Ring of Fire (1-3% royalties) – In October 2021, both Wyloo and BHP increased their offers to acquire Noront, with Noront supporting BHP’s latest bid as of October 20, 2021.
●	Valentine Lake (2% royalty) – In October 2021, Marathon Gold reported continued positive exploration results from ongoing in-fill drilling of the Berry deposit. Marathon also announced a delay in its environmental permitting process for the project. Construction of the project, which was previously anticipated to commence in early 2022, is expected to be delayed by several months.

Rest of World:

●	Tasiast (2% royalty) – In June 2021, Kinross announced a temporary suspension of mill operations due to a fire at its Tasiast mine. Kinross expects to re-start the mill in Q4/2021. The Tasiast 24k project remains on schedule to be completed in mid-2023.

Energy: Revenue from the Energy assets increased to $55.1 million in Q3/2021 compared to $22.8 million in Q3/2020. Revenues were positively impacted by higher realized prices across the portfolio relative to the prior period. Revenue in Q3/2021 also reflects the addition of royalty interests in the Haynesville shale play acquired at the end of 2020.

U.S.:

●	Haynesville (various royalty rates) – The newly acquired portfolio of royalties contributed $11.1 million in Q3/2021, of which $1.3 million was attributable to prior periods. The asset is benefiting from current high natural gas prices, as well as strong initial production levels due to high royalty interest wells.
●	SCOOP/STACK (various royalty rates) – Royalties from the SCOOP/STACK generated $8.4 million in Q3/2021 compared to $3.6 million in the prior year period, due to higher prices and a significant increase in production from our royalties held through the Royalty Acquisition Venture with Continental.
●	Permian Basin (various royalty rates) – Royalties from the Permian contributed $9.0 million in Q3/2021 compared to $4.1 million in Q3/2020. Volumes in Q3/2021 increased significantly compared to Q3/2020 reflecting higher commodity prices and production at a number of new wells.
●	Marcellus (1% royalty) – Revenue from the Marcellus asset, operated by Range Resources, was $10.0 million in Q3/2021 versus $4.8 million in Q3/2020. Production was relatively consistent compared to the prior year period, but revenues benefited from significantly higher NGL and natural gas prices.

Canada:

●	Weyburn (NRI, ORR, WI) – Revenue from the Weyburn Unit was $11.8 million in Q3/2021 compared to $7.2 million in Q3/2020, reflecting slightly lower production offset by the increase in commodity prices and the operating leverage of our NRI.

Dividend declaration

Franco-Nevada is pleased to announce that its Board of Directors has declared a quarterly dividend of $0.30 per share. The dividend will be paid on December 23, 2021 to shareholders of record on December 9, 2021 (the “Record Date”). The Canadian dollar equivalent is to be determined based on the daily average rate posted by the Bank of Canada on the Record Date. Under Canadian tax legislation, Canadian resident individuals who receive “eligible dividends” are entitled to an enhanced gross-up and dividend tax credit on such dividends.

The Company has a Dividend Reinvestment Plan (the “DRIP”). Participation in the DRIP is optional. The Company will issue additional common shares through treasury at a 3% discount to the Average Market Price, as defined in the DRIP. However, the Company may, from time to time, in its discretion, change or eliminate the discount applicable to treasury acquisitions or direct that such common shares be purchased in market acquisitions at the prevailing market price, any of which would be publicly announced. The DRIP and enrollment forms are available on the Company’s website at www.franco-nevada.com. Canadian and U.S. registered shareholders may also enroll in the DRIP online through the plan agent’s self-service web portal at www.investorcentre.com/franco-nevada. Canadian and U.S. beneficial shareholders should contact their financial intermediary to arrange enrollment. Non-Canadian and non-U.S. shareholders may potentially participate in the DRIP, subject to the satisfaction of certain conditions. Non-Canadian and non-U.S. shareholders should contact the Company to determine whether they satisfy the necessary conditions to participate in the DRIP.

This press release is not an offer to sell or a solicitation of an offer of securities. A registration statement relating to the DRIP has been filed with the U.S. Securities and Exchange Commission and may be obtained under the Company’s profile on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Shareholder Information

The complete unaudited Condensed Consolidated Financial Statements and Management’s Discussion and Analysis can be found today on Franco-Nevada’s website at www.franco-nevada.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Management will host a conference call tomorrow, Thursday, November 4, 2021 at 10:00 a.m. Eastern Time to review Franco-Nevada’s Q3/2021 results.

Interested investors are invited to participate as follows:

●	Via Conference Call: Toll-Free: (888) 390-0546; International: (416) 764-8688
●	Conference Call Replay until November 11, 2021: Toll-Free (888) 390-0541; International (416) 764-8677; Code 596680 #
●	Webcast: A live audio webcast will be accessible at www.franco-nevada.com

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to cost inflation. Franco-Nevada is debt-free and uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges. Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Sandip Rana
Chief Financial Officer
(416) 306-6303
info@franco-nevada.com

Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, performance guidance, carrying value of assets, future dividends and requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, the performance and plans of third party operators, audits being conducted by the Canada Revenue Agency, the expected exposure for current and future assessments and available remedies, the remedies relating to and consequences of the ruling of the Supreme Court of Panama in relation to the Cobre Panama project, the aggregate value of Common Shares which may be issued pursuant to the Company’s at-the-market equity program (the “ATM Program”), and the Company’s expected use of the net proceeds of the ATM Program, if any. In addition, statements (including data in tables) relating to reserves and resources including reserves and resources covered by a royalty, stream or other interest, GEOs or mine lives are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources, mine lives and GEOs will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “potential for”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: the price at which Common Shares are sold in the ATM Program and the aggregate net proceeds received by the Company as a result of the ATM Program; fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; the adoption of a global minimum tax on corporations; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; relinquishment or sale of mineral properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; the impact of the COVID-19 (coronavirus) pandemic; and the integration of acquired assets. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. In addition, there can be no assurance as to the outcome of the ongoing audit by the CRA or the Company’s exposure as a result thereof. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

NON-IFRS MEASURES: Cash Costs, Adjusted EBITDA, Adjusted Net Income and Margin are intended to provide additional information only and do not have any standardized meaning prescribed under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. For a reconciliation of these measures to various IFRS measures, please see below or the Company’s current MD&A disclosure found on the Company’s website, on SEDAR and on EDGAR. Comparative information has been recalculated to conform to current presentation.

1	GEOs include Franco-Nevada’s attributable share of production from our Mining assets, after applicable recovery and payability factors, and do not include Energy assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium and other mining commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the mining commodity was produced or sold. For Q3/2021, the average commodity prices were as follows: $1,789/oz gold (Q3/2020 - $1,911), $24.36/oz silver (Q3/2020 - $24.39), $1,024/oz platinum (Q3/2020 - $903) and $2,459/oz palladium (Q3/2020 - $2,170), $191/t Fe 65% CFR China (Q3/2020 - $129). For YTD/2021 prices, the average commodity prices were as follows: $1,801/oz gold (YTD/2020 - $1,735), $25.78/oz silver (YTD/2020 - $19.22), $1,122/oz platinum (YTD/2020 - $865) and $2,551/oz palladium (YTD/2020 - $2,142), and $205/t Fe 65% CFR China (YTD/2020 - $114).

2	Adjusted Net Income and Adjusted Net Income per share are non-IFRS financial measures, which exclude the following from net income and earnings per share (“EPS”): impairment charges related to royalty, stream and working interests and investments; gains/losses on the sale of royalty, stream and working interests and investments; foreign exchange gains/losses and other income/expenses; unusual non-recurring items; and the impact of income taxes on these items.
3	Adjusted EBITDA and Adjusted EBITDA per share are non-IFRS financial measures, which exclude the following from net income and EPS: income tax expense/recovery; finance expenses and finance income; depletion and depreciation; non-cash costs of sales; impairment charges related to royalty, stream and working interests and investments; gains/losses on the sale of royalty, stream and working interests and investments; foreign exchange gains/losses and other income/expenses; and unusual non-recurring items.
4	Margin is a non-IFRS financial measure which is defined by the Company as Adjusted EBITDA divided by revenue.

Reconciliation to IFRS measures:

	For the three months ended		For the nine months ended
	September 30,		September 30,
(expressed in millions, except per share amounts)	2021	2020	2021	2020
Net income	$166.0	$153.9	$512.8	$149.5
Impairment charges	—	—	7.5	271.7
Foreign exchange loss (gain) and other (income) expenses	0.4	(0.5)	1.7	(0.3)
Tax effect of adjustments	(0.4)	(1.1)	(1.9)	(67.6)
Other tax related adjustments:
Recognition of previously unrecognized deferred tax assets	(0.4)	—	(11.0)	—
Adjusted Net Income	$165.6	$152.3	$509.1	$353.3
Basic weighted average shares outstanding	191.1	190.3	191.0	189.9
Adjusted Net Income per share	$0.87	$0.80	$2.67	$1.86

	For the three months ended		For the nine months ended
	September 30,		September 30,
(expressed in millions, except per share amounts)	2021	2020	2021	2020
Net income	$166.0	$153.9	$512.8	$149.5
Income tax expense (recovery)	30.2	25.2	79.4	(8.2)
Finance expenses	0.8	0.8	2.7	2.7
Finance income	(0.6)	(1.1)	(3.0)	(3.0)
Depletion and depreciation	73.0	56.8	221.4	173.5
Impairment charges	—	—	7.5	271.7
Foreign exchange loss (gain) and other (income) expenses	0.4	(0.5)	1.7	(0.3)
Adjusted EBITDA	$269.8	$235.1	$822.5	$585.9
Basic weighted average shares outstanding	191.1	190.3	191.0	189.9
Adjusted EBITDA per share	$1.41	$1.23	$4.31	$3.09

	For the three months ended		For the nine months ended
	September 30,		September 30,
(expressed in millions, except Margin)	2021	2020	2021	2020
Net income	$166.0	$153.9	$512.8	$149.5
Income tax expense (recovery)	30.2	25.2	79.4	(8.2)
Finance expenses	0.8	0.8	2.7	2.7
Finance income	(0.6)	(1.1)	(3.0)	(3.0)
Depletion and depreciation	73.0	56.8	221.4	173.5
Impairment charges	—	—	7.5	271.7
Foreign exchange loss (gain) and other (income) expenses	0.4	(0.5)	1.7	(0.3)
Adjusted EBITDA	$269.8	$235.1	$822.5	$585.9
Revenue	316.3	279.8	972.3	715.7
Margin	85.3%	84.0%	84.6%	81.9%

FRANCO-NEVADA CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited, in millions of U.S. dollars)

	At September 30,	At December 31,
	2021	2020
ASSETS
Cash and cash equivalents (note 4)	$346.7	$534.2
Receivables	147.8	93.4
Loan receivable (note 5)	39.0	—
Prepaid expenses and other (note 6)	51.4	36.1
Current assets	$584.9	$663.7

Royalty, stream and working interests, net (note 7)	$5,124.6	$4,632.1
Investments and loan receivable (note 5)	205.2	238.4
Deferred income tax assets	51.2	45.1
Other assets (note 8)	18.8	13.6
Total assets	$5,984.7	$5,592.9

LIABILITIES
Accounts payable and accrued liabilities	$29.5	$40.8
Current income tax liabilities	13.6	12.4
Current liabilities	$43.1	$53.2

Deferred income tax liabilities	108.4	91.5
Other liabilities	4.0	4.4
Total liabilities	$155.5	$149.1

SHAREHOLDERS’ EQUITY
Share capital (note 16)	$5,611.1	$5,580.1
Contributed surplus	18.7	14.0
Retained earnings (deficit)	321.3	(34.4)
Accumulated other comprehensive loss	(121.9)	(115.9)
Total shareholders’ equity	$5,829.2	$5,443.8
Total liabilities and shareholders’ equity	$5,984.7	$5,592.9

Commitments and contingencies (notes 20 and 21)

The accompanying notes are an integral part of these condensed consolidated financial statements and can be found in Q3/2021 Quarterly Report available on our website

FRANCO-NEVADA CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(unaudited, in millions of U.S. dollars and shares, except per share amounts)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
Revenue (note 10)	$316.3	$279.8	$972.3	$715.7

Costs of sales
Costs of sales (note 11)	$42.0	$40.5	$129.9	$112.1
Depletion and depreciation	73.0	56.8	221.4	173.5
Total costs of sales	$115.0	$97.3	$351.3	$285.6
Gross profit	$201.3	$182.5	$621.0	$430.1

Other operating expenses (income)
General and administrative expenses	$4.8	$4.8	$14.4	$14.7
Share-based compensation expenses (note 12)	(0.2)	1.5	6.8	9.5
Impairment charges (note 7)	—	—	7.5	271.7
Gain on sale of gold bullion	(0.1)	(2.1)	(1.3)	(6.5)
Total other operating expenses (income)	$4.5	$4.2	$27.4	$289.4
Operating income	$196.8	$178.3	$593.6	$140.7
Foreign exchange (loss) gain and other income (expenses)	$(0.4)	$0.5	$(1.7)	$0.3

Income before finance items and income taxes	$196.4	$178.8	$591.9	$141.0

Finance items (note 14)
Finance income	$0.6	$1.1	$3.0	$3.0
Finance expenses	(0.8)	(0.8)	(2.7)	(2.7)
Net income before income taxes	$196.2	$179.1	$592.2	$141.3

Income tax expense (recovery) (note 15)	30.2	25.2	79.4	(8.2)
Net income	$166.0	$153.9	$512.8	$149.5

Other comprehensive (loss) income

Items that may be reclassified subsequently to profit and loss:
Currency translation adjustment	$(38.0)	$13.6	$(10.9)	$(20.6)

Items that will not be reclassified subsequently to profit and loss:
(Loss) gain on changes in the fair value of equity investments at fair value through other comprehensive income ("FVTOCI"),
net of income tax (note 5)	(53.5)	7.5	11.8	9.2
Other comprehensive (loss) income	$(91.5)	$21.1	$0.9	$(11.4)

Comprehensive income	$74.5	$175.0	$513.7	$138.1

Earnings per share (note 17)
Basic	$0.87	$0.81	$2.68	$0.79
Diluted	$0.87	$0.81	$2.68	$0.79
Weighted average number of shares outstanding (note 17)
Basic	191.1	190.3	191.0	189.9
Diluted	191.5	190.7	191.4	190.3

The accompanying notes are an integral part of these condensed consolidated financial statements and can be found in our Q3/2021 Quarterly Report available on our website

FRANCO-NEVADA CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, in millions of U.S. dollars)

	For the nine months ended
	September 30,
	2021	2020
Cash flows from operating activities
Net income	$512.8	$149.5
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	221.4	173.5
Share-based compensation expenses	4.5	3.8
Impairment charges	7.5	271.7
Unrealized foreign exchange loss	0.4	0.5
Deferred income tax expense (recovery)	10.2	(39.6)
Other non-cash items	(2.7)	(9.2)
Acquisition of gold bullion	(34.1)	(27.4)
Proceeds from sale of gold bullion	21.2	42.3
Operating cash flows before changes in non-cash working capital	$741.2	$565.1
Changes in non-cash working capital:
(Increase) decrease in receivables	$(54.4)	$4.3
Increase in prepaid expenses and other	(9.0)	(1.0)
Decrease in current liabilities	(1.4)	(10.8)
Net cash provided by operating activities	$676.4	$557.6

Cash flows used in investing activities
Acquisition of royalty, stream and working interests	$(740.2)	$(174.0)
Acquisition of energy well equipment	(1.1)	(0.5)
Proceeds from sale of investments	12.7	3.4
Net cash used in investing activities	$(728.6)	$(171.1)

Cash flows used in financing activities
Payment of dividends	$(133.4)	$(115.1)
Proceeds from draw of revolving credit facilities	150.0	—
Repayment of revolving credit facilities	(150.0)	—
Repayment of term loan	—	(80.0)
Proceeds from at-the-market equity offerings	—	135.7
Credit facility amendment costs	(1.0)	—
Proceeds from exercise of stock options	0.3	7.3
Net cash used in financing activities	$(134.1)	$(52.1)
Effect of exchange rate changes on cash and cash equivalents	$(1.2)	$0.3
Net change in cash and cash equivalents	$(187.5)	$334.7
Cash and cash equivalents at beginning of period	$534.2	$132.1
Cash and cash equivalents at end of period	$346.7	$466.8

Supplemental cash flow information:
Dividend income received	$24.4	$5.8
Interest and standby fees paid	$1.8	$1.8
Income taxes paid	$71.6	$46.0

The accompanying notes are an integral part of these condensed consolidated financial statements and can be found in our Q3/2021 Quarterly Report available on our website